Terms and Highlights Summary No. 1 (to Product Supplement GB-1, dated January 20, 2006, and the Prospectus dated May 28, 2003 and the Prospectus Supplement dated May 28, 2003)

Filed Pursuant to Rule 433
Registration No. 333-104577



CIBC

Subject to completion, dated January 20, 2006

MERITS®
CIBC Medium Term Equity Related Investment Securities

$
CANADIAN IMPERIAL BANK OF COMMERCE
2.00% Principal Protected Notes due February 15, 2011
(Based on the Value of a Global Basket of Three Equity Indices)

The information in this Terms and Highlights Summary is not complete and may be changed. This Terms and Highlights Summary relates to an effective Registration Statement under the Securities Act of 1933. We may not sell the Notes until we deliver a final Pricing Supplement. This Terms and Highlights Summary is not an offer to sell these Notes and is not soliciting an offer to buy these securities in any jurisdiction where the offer would not be permitted.

Investment Highlights

- The Notes bear interest at a fixed rate of 2.00% per year, payable semi-annually on each February 15 and August 15, commencing August 15, 2006.
- The Maturity Date of the Notes is February 15, 2011.
- The Notes are principal protected. The full principal amount of the notes will be repaid on the Maturity Date.
- The Notes may also pay an additional Basket Return Payment on the Maturity Date that depends upon the performance of a global basket of three equity indices, or the Global Basket.
- The additional Basket Return Payment that may be paid on the Maturity Date is 100% of the excess, if any, of i) the return calculated from the averaged annual values of the Global Basket over and above ii) the ten percent (10.00%) return from the cumulative Coupon Payments.
- The Global Basket consists of equal weightings of the three Basket Indices:
  - **S&P 500® Index**
  - **Dow Jones EURO STOXX 50® Index**
  - **Nikkei 225 Index**
- The Basket Return Payment, if any, and all other payments under the Note, will be paid in U.S. dollars. There will be no adjustments for changes in the exchange rate between the U.S. dollar and either Japanese yen or euros.
- The Global Basket provides a diversified global exposure to the world's three major equity markets: the United States, Europe and Japan.
- The cumulative semi-annual Coupon Payments represent a minimum cumulative return on the Notes of 10.00%.
- Notes issued under the Merits® program are rated Aa3 by Moody's Investor Services.
- The Notes will not be listed on any securities exchange.

Your investment in the Notes involves risks. Please read "Risk Factors" beginning on page 10 of this Terms and Highlights Summary, on page PS-6 of Product Supplement No. GB-1 and beginning on page S-2 of the related prospectus supplement.

	Per Note	Total
Price to public	$1,000.00	
Agents' commission	(1)	
Proceeds to us	(1)	

(1) The agents will receive a commission of $30.00 per Note sold through their efforts. We may, in our discretion, offer certain agents or subagents an additional commission of up to $5.00 per Note sold through their efforts.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about February 15, 2006 against payment in immediately available funds.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Terms and Higlights Summary and Product Supplement GB-1 and the prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The Notes are our direct, unsecured and unsubordinated contractual obligations and will constitute deposit liabilities which will rank equally in right of payment with all of our deposit liabilities, except for obligations preferred by mandatory provisions of law. The Notes are not insured by the U.S. Federal Deposit Insurance Corporation, the Canadian Deposit Insurance Corporation or any other governmental agency.

Canadian Imperial Bank of Commerce has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and Product Supplement No. GB-1) with the Securities and Exchange Commission, or SEC, for the offering to which this Terms and Highlights Summary relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, Product Supplement No. GB-1 and any other documents relating to this offering that Canadian Imperial Bank of Commerce has filed with the SEC for more complete information about Canadian Imperial Bank of Commerce and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Canadian Imperial Bank of Commerce, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, Product Supplement No. GB-1 and this Terms and Highlights Summary if you so request by calling toll-free (800) 693-6332 or sending an email to merits@adcord.com.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject, any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

The agents may use this Terms and Highlights Summary and the related Product Supplement No. GB-1 and prospectus supplement in the initial sale of any Notes. In addition, CIBC World Markets Corp. or any other affiliate of ours may use this Terms and Highlights Summary and the related Product Supplement No. GB-1 and prospectus supplement in a secondary market transaction in any Note after its initial sale. Unless CIBC World Markets Corp. informs the purchaser otherwise in the confirmation of sale, this Terms and Highlights Summary and the related Product Supplement No. GB-1 and prospectus supplement are being used in a secondary market transaction.

The date of this Terms and Highlights Summary is February __, 2006



CIBC World Markets

"S&P®", "Standard & Poor's®" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us and our affiliates. "Dow Jones EURO -STOXX®" and "STOXX®" are trademarks of STOXX Limited and have been licensed for use by us and our affiliates. "Nikkei" and "Nikkei 225" are trademarks of Nihon Keizai Shimbun, Inc. ("NKS") and have been licensed for use by us and our affiliates. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, STOXX Limited or NKS and Standard & Poor's, STOXX Limited and NKS make no representation regarding the advisability of investing in the Notes.

Summary Terms

You should read these summary terms and the other information in this Terms and Highlights Summary together with the prospectus dated May 23, 2003, as supplemented by the prospectus supplement dated May 23, 2003 relating to our Equity Linked Notes of which the Notes are a part, and the more detailed information contained in the related Product Supplement No. GB-1. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the related Product Supplement No. GB-1, as an investment in the Notes involves risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

Issuer:	Canadian Imperial Bank of Commerce
Rating:	Moody's Investors Service Aa3
Issue Size:	TBD
Underlying Basket of Indices:	A basket consisting of the following three Basket Indices, equally weighted: a) S&P 500® Index (Bloomberg code: SPX <index>) b) Dow Jones EURO STOXX® 50 Index (Bloomberg code: SX5E <index>) c) Nikkei 225 Index (Bloomberg code: NKY <index>)
Maturity Date:	February 15, 2011 (5 Years)
Principal Protection:	100% at maturity
Issue Price:	100%
Denomination/ Principal Amount:	$1,000
Coupon Rate:	The Coupon Rate is 2.00%.
Coupon Payment Dates:	February 15 and August 15 of each year, commencing August 15, 2006.
Payment on Maturity Date:	Principal Amount + Basket Return Payment (if any) + Coupon Payment Amount (final semi-annual Coupon Payment)
Basket Return Payment:	The Basket Return Payment, per $1,000 principal amount of the Notes, will equal the greater of: a) $0; and b) Upside Participation Rate x $1,000 x $\left[\dfrac{\text{Average Basket Value} - \text{Strike Basket Value}}{\text{Initial Basket Value}} \right]$
Upside Participation Rate:	100%
Average Basket Value:	The arithmetic average of the Closing Basket Values observed on the five Determination Dates during the term of the Notes.
Initial Basket Value:	100
Strike Basket Value:	Initial Basket Value x 1.1
Closing Basket Value:	The arithmetic average of the three Closing Index Ratios for each of the three Basket Indices.
Closing Index Ratio:	The Closing Index Ratio for each of the three Basket Indices is: $100 \times \dfrac{\text{Closing Index Value}}{\text{Initial Index Value}}$
Closing Index Value:	The Closing Index Value is the official Closing Value for the relevant Basket Index on the applicable Determination Date.
Initial Index Value:	The Initial Index Value is the Closing Index Value for the relevant Basket Index on the Pricing Date.
Listing:	The Notes will not be listed on any securities exchange.
Security Codes:	CUSIP: 13605F BC 1
Trustee & Paying Agent:	Wilmington Trust Company
Settlement:	DTC, Book-entry, Transferable

Key Dates

Pricing Date:	Friday, February 10, 2006
Issue & Settlement:	Wednesday, February 15, 2006
Maturity Date:	February 15, 2011 (5 Years)
Determination Dates:	February 12, 2007; February 12, 2008; February 11, 2009; February 10, 2010 and February 10, 2011; in each case subject to adjustment for non-Trading days or market disruption events as further described in Product Supplement No. GB-1.

How It Works

Semi-Annual Coupon Payments

The Notes bear interest at a fixed rate of 2.00% per year. The semi-annual interest payments will be made on the fifteenth (15th) calendar day of each February and August (or if such day is not a business day, the next succeeding business day) during the term of the Notes. The first Coupon Payment will be on August 15, 2006 and the last Coupon Payment will be on the Maturity Date of February 15, 2011.

Payments On The Maturity Date

On the Maturity Date, in addition to the final semi-annual Coupon Payment, we will pay the full principal amount of the Notes and possibly a Basket Return Payment that depends upon the performance of the Global Basket. The Global Basket consists of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, equally weighted.

Potential Basket Return Payment On The Maturity Date

The Basket Return Payment to be paid on the Notes on the Maturity Date is the excess, if any, of i) the return, if any, calculated from the averaged annual Closing Basket Values over and above ii) the ten percent (10.00%) return from the cumulative Coupon Payments paid on the Notes. If there is no excess return, there will be no Basket Return Payment.

The **Basket Return Payment** on the Maturity Date, per $1,000 principal amount of the Notes, is equal to the greater of:

i.) $0; and

ii.) $$\text{Upside Participation Rate} \times \$1{,}000 \times \left[\frac{\text{Average Basket Value} - \{\text{Initial Basket Value} \times 1.1\}}{\text{Initial Basket Value}}\right]$$

The Initial Basket Value is 100.

Calculating The Average Basket Value

The Average Basket Value is the arithmetic average of the Closing Basket Values on the five Determination Dates during the term of the Notes. The first Closing Basket Value is observed on February 12, 2007 and the last Closing Basket Value is observed on February 10, 2011.

The **Average Basket Value** is equal to:

$$\frac{\left[\begin{array}{c}\text{Closing}\\\text{Basket Value}\\\text{on 2/12/07}\end{array}\right] + \left[\begin{array}{c}\text{Closing}\\\text{Basket Value}\\\text{on 2/12/08}\end{array}\right] + \left[\begin{array}{c}\text{Closing}\\\text{Basket Value}\\\text{on 2/11/09}\end{array}\right] + \left[\begin{array}{c}\text{Closing}\\\text{Basket Value}\\\text{on 2/10/10}\end{array}\right] + \left[\begin{array}{c}\text{Closing}\\\text{Basket Value}\\\text{on 2/10/11}\end{array}\right]}{5}$$

Calculating Each Annual Closing Basket Value

The Closing Basket Value on each of the Determination Dates is the arithmetic average of the three Closing Index Ratios for each of the three Basket Indices. It is the product of i) 100 and ii) the arithmetic average of the ratios of a) the Closing Index Value of each of the three Basket Indices comprising the Global Basket to b) the Initial Index Value of each of the three Basket Indices on February 10, 2006.

The **Closing Basket Value** on each of the five annual Determination Dates is:

$$100 \times \frac{1}{3} \times \left[\left\{\frac{\begin{array}{c}\text{Closing Index}\\\text{Value of}\\\text{S\&P 500® Index}\end{array}}{\begin{array}{c}\text{Initial Index}\\\text{Value of}\\\text{S\&P 500® Index}\end{array}}\right\} + \left\{\frac{\begin{array}{c}\text{Closing Index}\\\text{Value of}\\\text{Down Jones}\\\text{EURO STOXX 50® Index}\end{array}}{\begin{array}{c}\text{Initial Index}\\\text{Value of}\\\text{Dow Jones}\\\text{EURO STOXX 50® Index}\end{array}}\right\} + \left\{\frac{\begin{array}{c}\text{Closing Index}\\\text{Value of}\\\text{Nikkei 225 Index}\end{array}}{\begin{array}{c}\text{Initial Index}\\\text{Value of}\\\text{Nikkei 225 Index}\end{array}}\right\}\right]$$

Hypothetical Example 1

Component Basket Indices	Hypothetical Initial Index Values 2/10/2006	Hypothetical Closing Index Values				
		2/12/2007	2/12/2008	2/11/2009	2/10/2010	2/10/2011
S&P 500® Index	1,250.00	1,375.00	1,443.75	1,617.00	1,859.55	1,729.38
Dow Jones EURO STOXX 50® Index	3,575.00	4,111.25	3,905.69	4,452.48	5,298.46	5,510.39
Nikkei 225 Index	16,100.00	20,125.00	19,923.75	22,314.60	26,777.52	25,438.64

The Ratio of 1,375.00 to 1,250.00

The Ratio of 4,452.48 to 3,575.00

The Ratio of 25,438.64 to 16,100.00

Calculating The Closing Basket Values

Component Basket Indices	Initial Basket Value 2/10/2006	Ratio of Closing Index Values to Initial Index Values				
		2/12/2007	2/12/2008	2/11/2009	2/10/2010	2/10/2011
S&P 500® Index	1.000	1.100	1.155	1.294	1.488	1.384
Dow Jones EURO STOXX 50® Index	1.000	1.150	1.093	1.245	1.482	1.541
Nikkei 225 Index	1.000	1.250	1.238	1.386	1.663	1.580
	3.0000	3.5000	3.4850	3.9250	4.6329	4.5049

Sum of the Three Ratios

| | 300.00000 | 350.00000 | 348.50007 | 392.50490 | 463.29267 | 450.49116 |

Multiplied by 100

Divided by 3

Initial Basket Value	Closing Basket Values				
100.00000	116.66667	116.16669	130.83497	154.43089	150.16372

Calculating the Average Basket Value

Sum of the Five Closing Basket Values
668.26293

Divided by 5

Average Basket Value
133.6525863

Calculating the additional Basket Return Payment

$$\frac{\text{Average Basket Value} - (\text{Initial Basket Value} \times 1.1)}{\text{Initial Basket Value}}$$

$$\frac{[133.65259 - (100 \times 1.1)]}{100}$$

0.236525863

Multiplied by $1,000

$236.53

Since This Number Is Greater Than $0

Additional Basket Return
$236.53

Annual Note Cash Flows Payable Under Hypothetical Example #1

	Annual Note Cash Flows						Cumulative Note Cash Flows
	2006	2007	2008	2009	2010	2011	
Semi-Annual Coupon Payments	$10.00	$20.00	$20.00	$20.00	$20.00	$10.00	$100.00
Basket Return Payment	-	-	-	-	-	$236.53	$236.53
Principal	-	-	-	-	-	$1,000.00	$1,000.00
Total Annual Note Cash Flow	$10.00	$20.00	$20.00	$20.00	$20.00	$1,246.53	$1,336.53

Based on the hypothetical Closing Index Values used in this hypothetical example, the Global Basket would have provided an annual price return of 8.30% compounded semi-annually over five years. The Notes would have provided an annual 6.12% rate of return over five years. The Notes will generally, although not always, underperform the price return of the Global Basket in a rising market environment, such as in this hypothetical example. This general underperformance in a rising market can be thought of as the trade-off associated with the principal protection feature of the Notes.

How It Works (cont’d)

Hypothetical Example 2

Component Basket Indices	Hypothetical Initial Index Values 2/10/2006	Hypothetical Closing Index Values 2/12/2007	2/12/2008	2/11/2009	2/10/2010	2/10/2011
S&P 500® Index	1,250.00	1,206.58	1,358.58	1,285.97	1,269.69	1,269.48
Dow Jones EURO STOXX 50® Index	3,575.00	3,655.13	3,854.36	4,001.58	3,878.56	3,153.48
Nikkei 225 Index	16,100.00	16,197.56	17,268.43	15,423.67	16,153.43	14,995.35

The Ratio of 1,206.58 to 1,250.00

The Ratio of 4,001.58 to 3,575.00

The Ratio of 14,995.35 to 16,100.00

Calculating The Closing Basket Values

Component Basket Indices	Initial Basket Value 2/10/2006	Ratio of Closing Index Values to Initial Index Values 2/12/2007	2/12/2008	2/11/2009	2/10/2010	2/10/2011
S&P 500® Index	1.000	0.965	1.087	1.029	1.016	1.016
Dow Jones EURO STOXX 50® Index	1.000	1.022	1.078	1.119	1.085	0.882
Nikkei 225 Index	1.000	1.006	1.073	0.958	1.003	0.931
Sum of the Three Ratios	3.0000	2.9937	3.2376	3.1061	3.1040	2.8291
Multiplied by 100	300.00000	299.37376	323.75799	310.60910	310.39825	282.90645

Divided by 3

Initial Basket Value	Closing Basket Values				
100.00000	99.79125	107.91933	103.53637	103.46608	94.30215

Calculating the Average Basket Value

Sum of the Five Closing Basket Values
509.01519

Divided by 5

Average Basket Value
101.8030373

Calculating the additional Basket Return Payment

$$\left[\frac{\text{Average Basket Value} - (\text{Initial Basket Value} \times 1.1)}{\text{Initial Basket Value}}\right]$$

$$\frac{[101.80304 - (100 \times 1.1)]}{100}$$

-0.081969627

Multiplied by $1,000

-81.97

Since This Number Is Less Than $0

Additional Basket Return
$0.00

Annual Note Cash Flows Payable Under Hypothetical Example #2

	Annual Note Cash Flows 2006	2007	2008	2009	2010	2011	Cumulative Note Cash Flows
Semi-Annual Coupon Payments	$10.00	$20.00	$20.00	$20.00	$20.00	$10.00	$100.00
Basket Return Payment	-	-	-	-	-	$0.00	$0.00
Principal	-	-	-	-	-	$1,000.00	$1,000.00
Total Annual Note Cash Flow	$10.00	$20.00	$20.00	$20.00	$20.00	$1,010.00	$1,100.00

Based on the hypothetical Closing Index Values used in this hypothetical Example, the Global Basket would have provided an annual price return of (-1.17)% compounded semi-annually over five years. The Notes would have provided an annual 2.00% rate of return over five years. The Notes will outperform the price return of the Global Basket in a declining market environment, such as in this hypothetical example, or any scenario where the price return on the Global Basket is less than the 2.00% coupon return on the Notes. This outperformance in a declining market is the value of the principal protection feature of the Notes.

Cash Flow Diagram

The annual payments from the Notes are shown schematically below. At issuance, the $1,000 purchase price of the Note represents the cost of a five-year bond making semi-annual Coupon Payments at a 2.00% annual rate together with an imbedded equity option on the Global Basket. If the return calculated from the averaged annual Closing Basket Values exceeds ten percent (10.00%), the cumulative payments from the Notes, including the Coupon Payments, will equal that return. Ten percent of that return will be from the semi-annual Coupon Payments and the balance will be in the form of the Basket Return Payment paid on the Maturity Date. There will be no Basket Return Payment on the Maturity Date if the return that is calculated from the averaged annual Closing Basket Values does not exceed ten percent (10.00%). In that case, the Notes will make just the semi-annual Coupon Payments. The semi-annual Coupon Payments represent a minimum cumulative return on the Notes of ten percent (10.00%) that investors will receive regardless of the performance of the Global Basket.



Maturity
No Less Than $0
Basket Return Payment on the Maturity Date
Basket Return Payment
The Notes contain an imbedded Equity Option that pays the excess of the return, if any, calculated from the averaged annual Closing Basket Values over and above the ten percent (10.00%) return from the cumulative semi-annual Coupon Payments.
Basket Return Payment
$100
Cumulative Semi-Annual Coupon Payments
Equity Option
100% Principal Protection
The Notes repay 100% of their $1,000 principal amount on the Maturity Date.
Repayment Of $1,000 Principal
$1,000 Purchase Price At Issuance
Five Year Bond Paying 2.00% Semi-Annual Coupon Payments
Semi-Annual Coupon Payments
The Notes pay a fixed Coupon Payment semi-annually at a 2.00% annual rate. These coupons represent a minimum cumulative return of $100, or 10.00%.
$1,000
Principal Repayment on the Maturity Date
$100
$20
$20
$20
$20
$20
$10 $10
$10 $10
$10 $10
$10 $10
$10 $10
At Issue
Year 1
Year 2
Year 3
Year 4
Year 5
Cumulative Note Cash Flows

Currency Considerations

A direct investment in the foreign stocks underlying the Basket Indices would be exposed to changes in the exchange rates between the U.S. dollar and both Japanese yen and euros. Generally, the return in U.S. dollar terms earned by U.S. investors in foreign stock are helped by decreases in the value of the U.S. dollar relative to the foreign currency. Likewise, the return in U.S. dollar terms would be harmed by increases in the U.S. dollar relative to the foreign currency.

The Basket Return Payment on the Notes is not adjusted for changes in the exchange rate between the U.S. dollar and either Japanese yen or euros. The Basket Return Payment will reflect the official closing values of the basket indices on the annual Determination Dates and, if greater than $0, it will be paid to investors in U.S. dollars.

Please see discussion of currency risk in the Risk Factors section of both this Terms and Highlights Summary and the related Product Supplement No. GB-1.

Sensitivity Analysis

The chart below shows the hypothetical cumulative cash flows and associated annual returns of the Notes over various hypothetical Average Basket Values. Regardless of the actual Average Basket Value, investors receive at least the $1,000 principal amount of the Notes and the semi-annual Coupon Payments, representing a minimum annualized return of 2.00%.

Hypothetical Average Basket Value	Hypothetical Basket Return Payment on the Maturity Date	Cumulative Semi-Annual Coupons	Return of Principal on the Maturity Date	Hypothetical Cumulative Note Cash Flows	Annualized Return (Semi-Annually Compounded)
200	$900	$100	$1,000	$2,000	14.79%
190	$800	$100	$1,000	$1,900	13.67%
180	$700	$100	$1,000	$1,800	12.50%
170	$600	$100	$1,000	$1,700	11.26%
160	$500	$100	$1,000	$1,600	9.96%
150	$400	$100	$1,000	$1,500	8.57%
140	$300	$100	$1,000	$1,400	7.10%
130	$200	$100	$1,000	$1,300	5.53%
120	$100	$100	$1,000	$1,200	3.83%
110	$0	$100	$1,000	$1,100	2.00%
100	$0	$100	$1,000	$1,100	2.00%
90	$0	$100	$1,000	$1,100	2.00%
80	$0	$100	$1,000	$1,100	2.00%
70	$0	$100	$1,000	$1,100	2.00%
60	$0	$100	$1,000	$1,100	2.00%
50	$0	$100	$1,000	$1,100	2.00%

U.S. Federal Income Tax Considerations

The initial issue price of the Notes will be $1,000. We have determined that the comparable yield for the Notes is 4.90%, compounded semi-annually, with a projected payment at maturity of $1,158.59 (excluding the final Coupon Payment in 2011). Based on the comparable yield, if you are an initial holder that holds a Note to maturity, and you pay your taxes on a calendar year basis, you would generally have to include the following amounts of interest income from the Note each year (subject to adjustment as described in the discussion under "Supplemental U.S. Federal Income Tax Consequences" in the related Product Supplement No. GB-1):

2006	2007	2008	2009	2010	2011
$42.62	$49.99	$51.46	$53.00	$54.62	$6.90

However, in 2011, the amount of ordinary income on which you would be required to pay taxes as a result of owning each Note may be greater or less than $6.90, depending on the payment at maturity that you actually receive. Also, if the payment at maturity were less than $1,158.59 (excluding the final Coupon Payment in 2011), you would have a net ordinary loss in 2011 with respect to the Note. Notice Pursuant to I.R.S. Circular 230. This discussion is not intended or written by CIBC or by its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under U.S. tax laws. This discussion is provided to support the promotion and marketing of the Notes by CIBC. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in Notes.

Averaged Returns vs. Point To Point Returns

The Basket Return Payment to be paid by the Notes on the Maturity Date, if any, is based on the return calculated from the averaged annual Closing Basket Values. This method for calculating return differs from the standard method for calculating return, which considers just the initial and ending values of the market index being measured (hence the description "point to point"). The averaging method also considers index values at periodic points in time between the initial and ending values.

The Notes pay 100% of the excess "averaged" return of the Global Basket over and above the 10.00% return from the cumulative Coupon Payments. This 100% is called the Upside Participation Rate of the Notes. Generally, the Upside Participation Rate for index-linked notes is greater for notes utilizing an averaging return calculation than for similar notes utilizing a point to point method. Investors in notes utilizing averaging are compensated with higher Upside Participation Rates for the fact that averaged returns will typically be lower than point to point returns in rising markets. For example, proprietary models used by CIBC suggest that the Upside Participation Rate for a note identical to the Notes but utilizing a point to point return calculation instead of an averaging calculation would be no higher than 60% versus 100% for the Notes.

Comparison of Averaged Returns vs. Point To Point Returns

The two return calculation methods are compared over a range of hypothetical market scenarios in the chart below. The chart also compares the cumulative returns of the Notes (which utilize annual averaging with a 100% Upside Participation Rate) that would result over such market scenarios with the cumulative returns of a similar note utilizing a point to point calculation with a 60% Upside Participation Rate. The hypothetical market scenarios are not intended to be necessarily realistic. They do, however, illustrate how both notes perform similarly in generally rising or declining market scenarios. The note utilizing averaged returns performs better when the market declines near maturity while the notes utilizing point to point returns performs better when markets rally near maturity.



Hypothetical Market Scenarios	Five Year 2% Principal Protected Note Annual Averaging – 100% Upside Participation			Five Year 2% Principal Protected Note Point to Point – 60% Upside Participation		
	Cumulative Coupon Return	Additional Basket Return	Total Cumulative Return	Cumulative Coupon Return	Additional Basket Return	Total Cumulative Return
Market Doubles Uniformly Over 5 years	10%	50%	60%	10%	50%	60%
Market Loses 50% of Its Value Over 5 Years	10%	0%	10%	10%	0%	10%
Market Doubles Over 30 Months, Then Loses 50% of Its Value Over the Last 30 Months	10%	38%	48%	10%	0%	10%
Market Loses 25% of Its Value Over 30 Months, Then Doubles Over the Last 30 Months	10%	0%	10%	10%	20%	30%
Market Doubles Over 2 Years, Remains Flat For 1 Year Then Loses 25% of Its Value Over the Last 2 years	10%	65%	75%	10%	20%	30%
Market Loses 25% of Its Value Over 2 Years, Remains Flat For 1 Year, Then Doubles Over the Last 2 Years	10%	0%	10%	10%	20%	30%

Additional Considerations

Historical Information

Since their inceptions, the indices have experienced significant fluctuations. Any historical upward or downward trend in the value of the indices during any period shown below is not an indication that the values of the indices are more or less likely to increase or decrease at any time during the term of the Notes. You should not take the historical index levels as an indication of future performance of the index. We cannot assure you that the future performance of the index or the index stocks will result in you receiving an amount greater than the principal amount of your Notes on the Maturity Date. The actual performance of the index over the life of the Notes may bear little relation to the historical levels shown below.

The following graphs show the daily performance of each basket index as well as the basket as a whole from January 1, 2000 through December 31, 2005. The graph of the historical basket performance assumes the basket level on January 1, 2000 was 100 and that each basket index had a 1/3 weight in the basket on that date. The index closing level of the S&P 500® Index on December 31, 2005 was 1,248.29. The index closing level of the Dow Jones EURO STOXX 50® Index on December 31, 2005 was 3,578.93. The index closing level of the Nikkei 225 Index on December 31, 2005 was 16,111.40. The closing levels listed in the table below were obtained from Bloomberg Financial Services, without independent verification.



Historical Performance of the Basket



Historical Performance of the S&P 500® Index



Historical Performance of the Dow Jones EURO STOXX 50® Index



Historical Performance of the Nikkei 225 Index

Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices, the stocks composing the Basket Indices or contracts related to the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the related Product Supplement No. GB-1.

You may not receive a Basket Return Payment at maturity.

It is possible that one or more of the Basket Indices may not increase over the relevant period, or, even if one or more of the Basket Indices does increase, that the Basket Return Payment will not exceed zero. Consequently, you may receive only the full principal amount of your Notes plus the final Coupon Payment at maturity.

Changes in the value of one or more of the Basket Indices may offset each other.

In calculating the Basket Return Payment, increases in the value of one or more of the Basket Indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket indices.

Owning the Notes is not the same as owning the Basket Index stocks or a security directly linked to the performance of the Basket Indices.

The return on your Notes will not reflect the return you would realize if you actually owned the common stocks comprising the indices to which your Note is linked or a security directly linked to the performance of the indices, and held such investment for a similar period. You will not receive any dividends or have any voting rights related to the stocks comprising the Basket Indices.

The Average Basket Value may be less than the Closing Basket Value at the Maturity Date of the Notes or may be less than the Closing Basket Value at other times during the term of the Notes.

Because the Average Basket Value will be calculated based on the Closing Basket Value on each Determination Date, the Closing Basket Value at the Maturity Date or at other times during the term of the Notes could be higher than the Average Basket Value. This difference could be particularly large if there is a significant increase in the Closing Basket Value during the latter portion of the term of the Notes or if there is significant volatility in the Closing Basket Values during the term of the Notes.

There are risks associated with investments in securities indexed to the value of foreign equity securities.

The underlying stocks that constitute the Dow Jones EURO STOXX 50® Index have been issued by companies in various European countries and the underlying stocks that constitute the Nikkei 225 Index have been issued by Japanese companies. Investments in securities indexed to the value of European and Japanese equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

The maturity payment amount for the notes will not be adjusted for changes in the Japanese yen/U.S. dollar or the euro/U.S. dollar exchange rates.

Although the stocks underlying the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index are traded in Japanese yen and euros, respectively, and the Notes, which are linked to the Basket Indices, are denominated in U.S. dollars, the maturity payment amount will not be adjusted for changes in the Japanese yen/U.S. dollar exchange rate or the euro/U.S. dollar exchange rate. Changes in exchange rates, however, may reflect changes in the Japanese or European economy, as applicable, that in turn may affect the maturity payment amount for the Notes. The maturity payment amount will be based solely on the principal amount of the Notes plus the final Coupon Payment and the Basket Return Payment.

You will be required to pay taxes on your Notes each year.

For United States federal income tax purposes, the Notes are classified as debt instruments that provide for contingent interest. Under the rules applicable to debt instruments that provide for contingent interest, you generally will be required to include interest income each year you hold the Notes in an amount in excess of the Coupon Payment you receive in such year. Additionally, because the Notes will be classified as debt instruments that provide for contingent interest, you generally will be required to recognize ordinary income on the gain, if any, realized on a sale or other disposition, or upon maturity, of the Notes. See "U.S. Federal Income Tax Considerations" above, as well as the discussion under "Supplemental U.S. Federal Income Tax Consequences" in the related Product Supplement No. GB-1. <u>Notice Pursuant to I.R.S. Circular 230.</u> This discussion is not intended or written by CIBC or by its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under U.S. tax laws. This discussion is provided to support the promotion and marketing of the Notes by CIBC. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in Notes.

Adjustments to the Basket Indices could adversely affect the value of the Notes.

The publisher of any Basket Index can add, delete or substitute the stocks underlying the Basket Index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Basket Index. Any of these actions could adversely affect the value of the Notes.

Historical levels of the Basket Indices should not be taken as an indication of the future performance of the Basket Indices during the term of the Notes.

It is impossible to predict whether the level of the Basket Indices will rise or fall. Trading prices of the stocks comprising the Basket Indices will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which such stocks are traded, the values of such stocks themselves and other equity securities.

Changes in our credit ratings may affect the value of the Notes.

Real or anticipated changes in our credit ratings may affect the trading value of the Notes.

Secondary trading may be limited.

The Notes will not be listed on any securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

We and our affiliates have no affiliation with the publishers of the Basket Indices and are not responsible for their public disclosure of information.

We and our affiliates are not affiliated with any of the publishers of the Basket Indices in any way (except for the licensing arrangements discussed in "The S&P 500® Index—License Agreement", "The Dow Jones EURO STOXX 50® Index—License Agreement" and "The Nikkei 225 Index—License Agreement" in Product Supplement No. GB-1) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to the calculation of the index.

There are potential conflicts of interest because we will also act as the calculation agent.

We will initially serve as the calculation agent. We will, among other things, decide the amount, if any, of the return paid out to you on the Notes at maturity and determine the index closing values for each Basket Index on each Determination Date.

Hedging and trading activity by us and our affiliates could potentially adversely affect the values of the Basket Indices.

We or our affiliates expect to enter into hedging activities related to the Notes (and possibly to other instruments linked to the Basket Indices or their component stocks), including trading in the stocks underlying the Basket Indices as well as in other instruments related to the Basket Indices. We or our affiliates may also trade the stocks underlying the Basket Indices and other financial instruments related to the Basket Indices on a regular basis as part of our general broker dealer and other businesses.

We can postpone a determination of the Closing Basket Value on a Determination Date if a market disruption event with respect to one or more of the basket indices occurs on such date.

In our role as calculation agent, we may postpone any determination of the Closing Index Values of the Basket Indices if we determine that on the applicable Determination Date for a Basket Index, a market disruption event has occurred or is continuing with respect to such Basket Index. If such a postponement occurs, in our role as calculation agent, we will determine the Closing Index Value for such Basket Index on the first Trading Day after that date on which no market disruption event occurs or is continuing with respect to such Basket Index.

If the determination of the Closing Index Value for one or more of the Basket Indices on the final Determination Date is postponed as a result of a market disruption event, the maturity of the Notes will be postponed until three business days after such last determination is made.



Canadian Imperial Bank of Commerce

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